September 22, 2009

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Mr. H. Christopher Owings, Assistant Director
Mr. John Fieldsend, Attorney-Advisor
Mr. Robert W. Errett, Staff Attorney
Ms. Yong Kim, Staff Accountant

Mail Stop 3561

Re:	Crown butte Wind Power, Inc.
Registration Statement on Form S-1
File No. 333-156467

Ladies and Gentlemen:

On behalf of our client, Crownbutte Wind Power, Inc., a Nevada corporation (“Crownbutte,” the “Company” or the “Registrant”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated September 15, 2009 (the “Comment Letter”), addressed to Timothy H. Simons, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement on Form S-1 filed by the Company, as amended by Amendment No. 6 thereto (the “Registration Statement”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we hereby submit via EDGAR transmission Amendment No. 7 to the Registration Statement, including certain exhibits thereto, with changes addressing the Staff’s comments as well as certain other conforming changes.  In order to expedite the Staff’s review, we have delivered separately to each of Messrs. Owings, Fieldsend and Errett and Ms. Kim a courtesy copy of Amendment No. 7, marked to show changes from the original Registration Statement.

Division of Corporation Finance
Securities and Exchange Commission
September 22, 2009

General

1.
Please revise your filing to consistently disclose the amount of shares that you have outstanding. In this regard, we note that in The Offering section on page 6, the first paragraph on page 28, the Security Ownership of Certain Beneficial Owners and Management table on page 78 and the Description of Securities section on page 84, you indicate that the current amount of shares outstanding is 26,230,331. However, we also note that in the Consolidated Statement of Operations on page F-3, you state that as of June 30, 2009 you have 26,200,331 shares outstanding.

Response

We have revised the number of shares outstanding throughout the Registration Statement to 26,200,331.

Certain Relationships and Related Transactions, page 80

2.
We note your disclosure in the section entitled, “Note 6 - Related Party Transactions” located on page F -11, that your chief executive officer, Timothy Simons, loaned the company $23,533 during the period ended June 30, 2009. Please revise your Certain Relationships and Related Transactions section to include information regarding this transaction as required under Item 404(d)(1) of Regulation S-K or advise why it is not appropriate for you to do so.

Response

We have added disclosure regarding these loans to Certain Relationships and Related Transactions.

*           *           *           *           *

Division of Corporation Finance
Securities and Exchange Commission
September 22, 2009

We trust that the changes in the accompanying Amendment No. 7 and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by Amendment No. 7, please contact me at (212) 400-6910.

Sincerely yours,

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo

cc:	Timothy H. Simons
Manu Kalia
Manny Tzagerakis
Adam S. Gottbetter